Exhibit 12.1

Computation of Ratios

CarrAmerica Realty Operating Partnership, L.P

Calculation of Earnings:	3 Months Ended March 31, 2004	2003	2002	2001	2000	1999
Income from continuing operations before income taxes, minority interest, and gain on sale of properties and impairment losses on real estate	17,022	72,369	84,365	77,350	117,909	104,947
Less: Equity in earnings	(1,998)	(7,034)	(7,188)	(9,322)	(7,596)	(5,167)
Add: Gain (loss) on sale of properties and impairment losses on real estate	(10)	(3,095)	13,156	2,964	55,047	55,453

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	15,014	62,240	90,333	70,992	165,360	155,233

Additions:
Fixed Charges
Interest expense	26,341	104,492	99,018	83,676	98,835	89,057
Capitalized interest	176	1,696	3,274	6,221	12,367	26,485

	26,517	106,188	102,292	89,897	111,202	115,542

(1) Amortization of capitalized interest	2,398	2,394	2,352	2,270	2,114	1,805
(2) Distributed income of equity investees	1,998	7,034	7,188	9,322	7,596	5,167

Subtractions:
Capitalized interest	(176)	(1,696)	(3,274)	(6,221)	(12,367)	(26,485)

Adjusted Earnings	45,751	176,160	198,891	166,260	273,905	251,262

Fixed Charges (from above)	26,517	106,188	102,292	89,897	111,202	115,542

Ratio of Earnings to Fixed Charges	1.73	1.66	1.94	1.85	2.46	2.17

(1)	Represents an estimate of capitalized interest costs based on the Company's established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.